

January 19, 2018

Timothy Warbington
Chief Executive Officer
Creative Medical Technology Holdings, Inc.
2017 W Peoria Avenue
Phoenix, AZ 85029

      Re: Creative Medical Technology Holdings, Inc.
          Preliminary Information Statement on Schedule 14C
          Filed January 12, 2018
          File No. 000-53500

Dear Mr. Warbington:

     We have reviewed your filing and have the following comment.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed January 12, 2018

Amendment to the Articles of Incorporation to Increase Authorized Shares of Common Stock from 600,000,000 to 3,000,000,000
Outstanding Shares and Purpose of the Amendment, page 3

1.   We note your disclosure that you have entered into a series of financing transactions that require you to maintain a reserve of shares for conversions of outstanding debt which are at multiples based on your issued and outstanding shares of common stock. Please expand your disclosure to provide (i) the amount of the newly authorized shares of common stock that will be issued as a result of conversions of your outstanding debt, (ii) the amount of newly authorized shares of common stock that are required to be held in reserve under your financing agreements and (iii) the general effect of the issuance of the shares of common stock as a result of conversions of your outstanding debt upon the rights of existing security holders. Refer to Item 11(c) and (d) and Note A of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Ronald N. Vance - Vance, Higley &Associates, P.C.